U.S. SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                                FORM 4

             STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

1. Name and address of Reporting Person

Frank E. Williams, Jr.
2789-B Hartland Road
Falls Church, VA 22043

2.  Issuer Name and Ticker or Trading Symbol

Williams Industries, Inc.  (WMSI)

3.  IRS or Social Security Number of Reporting Person
    (Voluntary)

4.  Statement for Month/Year

     January/2002

5.  If Amendment, Date of Original (Month/Year)

     N/A

6.  Relationship of Reporting Person to Issuer

  X  Director
     Officer - Title -
  X  10% Owner
     Other
**********************

Table I
Non-Derivative Securities Acquired Disposed of, or Beneficially Owned

1.  Title of Security

     Williams Industries, Inc. Common Stock

2.  Transaction Date (Month/Year)

    1/31/2002

3.  Transaction Code

    Code
      J (Accrued monthly under
        director compensation plan providing for $600 grant of shares per month at monthly closing price, shares to be issued annually in January)


4.  Securities Acquired (A) or Disposed of (D)

       Amount    (A) or (D)    Price
        1,785     A         $2.75-$5.29*
                                    * monthly closing prices at
                                    which grant accrued under
                                    director compensation plan

5.  Amount of Securities Beneficially Owned
    at End of the Issuer's Fiscal Year

 1,343,310, as listed, excluding shares under (b):

a. 355,564
b. 158,705  Mr. Williams disclaims beneficial ownership of his wife's shares.
c. 569,546  The pledge of 50,000 shares in favor of Bank of America previously reported expired on October 1, 2001 and no longer affects these shares.
d.  75,900
e.   3,000
f.   1,000
g. 338,300

6.  Ownership Form: Direct (D) or Indirect (I)

a.  D
b.  I
c.  I
d.  I
e.  I
f.  I
g.  I

7.  Nature of Indirect Beneficial Ownership

b. By wife (Mr. Williams disclaims beneficial ownership of his wife's shares)
c. By Williams Family Limited Partnership (includes 282,466 shares owned by Kravata of Virginia, Inc., of which the Williams Family Limited Partnership is the controlling shareholder) Mr. Williams is the President and controlling person of the Williams Family Corporation, the General Partner of the Williams Family Limited Partnership
d.  As executor of estate of deceased father
e.  As trustee for minor granddaughter
f. As controlling person of Williams Family Foundation, a charitable trust
g. By Williams Enterprises of Georgia, Inc., of which Mr. Williams is the controlling person

Table II
Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.  Title of Derivative Security

     Options to Buy

2.  Conversion or Exercise Price of Derivative Security

     A,B.  $2.75
     C.    $3.34
     D     $2.78
     E.    $4.45

3.  Transaction Date (Month/Year)

A.  5/01/98 option granted
B.  1/22/99 option granted
C.  1/21/00 option granted
D.  1/19/01 option granted
E.  1/21/02 option granted

4.  Transaction Code

    Code
     A

5.  Securities Acquired (A) or Disposed of (D)

    Amount    (A) or (D)    Price

      One         A         option granted at market price

6.  Date Exercisable and Expiration Date (Month/Date/Year)

     A.  5/1/98 and 4/30/03
     B. 1/22/99 and 1/21/04
     C. 1/21/00 and 1/20/05
     D. 1/19/01 and 1/18/06
     E. 1/21/02 and 1/20/07

7.  Title and Amount of Underlying Securities

    Williams Industries, Inc. Common Stock

    Amount or Number of Shares -

     A. 3000 shares
     B. 2500 shares
     C. 2500 shares
     D. 2500 shares
     E. 2500 shares

8.  Price of Derivative Security

     n/a

9.  Number of Derivative Securities Beneficially Owned at
    End of Month

     5 options as specified above


10. Ownership Form of Derivative Security: Direct (D) or
    Indirect (I)

     D

11. Nature of Indirect Beneficial Ownership

     n/a

Signature

/s/ Frank E. Williams, Jr.
Frank E. Williams, Jr.